Exhibit 99.2

Cancer Genetics, Inc. Increases Previously Announced Bought Deal to $3.0 Million

Rutherford, N.J. — October 28, 2020 – Cancer Genetics, Inc. (Nasdaq: CGIX) (“Cancer Genetics”), a leader in drug discovery and preclinical oncology and immuno-oncology services, announced today that, due to demand, the underwriter has agreed to increase the size of the previously announced public offering and purchase on a firm commitment basis 1,363,637 shares of common stock of the Company at a price to the public of $2.20 per share, less underwriting discounts and commissions. The offering is expected to close on or about November 2, 2020, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company has also granted to the underwriter a 30-day option to purchase up to an additional 204,545 shares of common stock at the public offering price, less underwriting discounts and commissions. The gross proceeds of the offering are expected to be approximately $3.0 million, prior to deducting underwriting discounts and commissions and offering expenses and excluding the underwriter’s option to purchase additional shares. Cancer Genetics intends to use the net proceeds to fund working capital and other general corporate purposes.

A shelf registration statement on Form S-3 relating to the public offering of the shares of common stock described above was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on July 21, 2020. A preliminary prospectus supplement describing the terms of the offering was filed with the SEC on October 28, 2020, and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained, when available, from H.C. Wainwright & Co., LLC, 430 Park Avenue 3rd Floor, New York, NY 10022, or by calling (646) 975-6996 or by emailing placements@hcwco.com or at the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement.

About Cancer Genetics, Inc.

Through its vivoPharm subsidiary, Cancer Genetics offers proprietary preclinical test systems supporting drug discovery programs valued by the pharmaceutical industry, biotechnology companies, and academic research centers. The Company is focused on precision and translational medicine to drive drug discovery toward novel and repurposed therapies. vivoPharm specializes in conducting studies tailored to guide drug development, starting from compound libraries and ending with a comprehensive set of in vitro and in vivo data and reports, which are needed for Investigational New Drug filings. vivoPharm operates in the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) accredited and GLP compliant audited facilities. For more information, please visit www.cancergenetics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements pertaining to Cancer Genetics, Inc.’s expectations regarding future financial and/or operating results, the proposed offering of Cancer Genetics, Inc.’s shares of common stock, including as to the consummation of the public offering described above and the use of net proceeds therefrom, potential for our tests and services and future revenues or growth in this press release constitute forward-looking statements.

Any statements that are not historical fact (including, but not limited to, statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “estimates”) should also be considered to be forward-looking statements. Forward-looking statements involve risks and uncertainties, including, without limitation, risks inherent in our ability to satisfy all closing conditions to the merger with StemoniX, Inc., our attempts to adapt to the global coronavirus pandemic, achieve profitability by increasing sales of our pre-clinical services, maintain our existing customer base and avoid cancellation of customer contracts or discontinuance of trials, raise capital to meet our liquidity needs, market and other conditions, properly evaluate strategic options, and other risks discussed in the Cancer Genetics, Inc. Form 10-K for the year ended December 31, 2019 and Form 10-Q for the quarter ended June 30, 2020, along with other filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. Cancer Genetics, Inc. disclaims any obligation to update these forward-looking statements.

Investor Contacts:

Jennifer K. Zimmons. Ph.D.

Investor Relations

Zimmons International Communications, Inc.

Email: jzimmons@zimmonsic.com

Phone: +1.917.214.3514